UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Critical Path, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

22674V 10 0
(CUSIP Number)

Jeffry S. Hoffman, Esq. Dechert LLP 30 Rockefeller Plaza New York, New York 10174 212-698-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 sequentially numbered pages

SCHEDULE 13D

CUSIP No. 22674V 10 0	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

Peter Kellner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 2,093,679
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,093,679
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,093,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.96%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 22674V 10 0	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

Richmond I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 696,056
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 696,056
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 696,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.34%
14	TYPE OF REPORTING PERSON (See Instructions) PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 22674V 10 0	Page 4 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

Richmond III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [X]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 321,420
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 321,420
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.07%
14	TYPE OF REPORTING PERSON (See Instructions) PN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

This Amendment No. 1 to Statement on Schedule 13D (this "Amendment No. 1") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on February 4, 2004 (the "Original Schedule 13D") by Peter Kellner ("Mr. Kellner") and Richmond I, LLC, a Delaware limited liability company ("Richmond I"), relating to the shares of common stock, par value $0.001 per share (the "Shares"), of Critical Path, Inc., a Delaware corporation (the "Company").  This Amendment No. 1 amends Items 2, 3, 5 and 7 of the Original Schedule 13D to add a new party, Richmond III, LLC, a Delaware limited Liability company ("Richmond III" and, collectively with Mr. Kellner and Richmond I, the "Reporting Persons"), and to report recent purchases by the Reporting Persons.

Item 2.	Identity and Background.

(a), (b) Peter Kellner c/o The Office of Peter Kellner 10563 Brunswick Road, Sluite 7 Grass Valley, CA 95945
(c) Mr. Kellner's Mr. Kellner's principal occupation is to act as a private investor. Richmond I and Richmond III each is a Delaware limited liability company, and its principal business is that of a private investment limited liability company. Mr. Kellner has voting and dispositive power over Richmond I and Richmond III.

(d), (e) During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kellner is a citizen of the United States of America. Richmond I and Richmond III each is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Considerations

The shares of Common Stock beneficially owned by the Reporting Persons have been acquired for investment purposes from Mr. Kellner's personal funds or from Richmond I's or Richmond III's working capital.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Based on the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2005, there were 29,744,082 shares of Common Stock issued and outstanding as of March 31, 2005.

Mr. Kellner beneficially owns 2,093,679 shares of Common Stock individually, representing approximately 6.96% of the fully diluted outstanding shares of Common Stock, of which 696,056 and 321,420 shares of Common Stock are beneficially owned by Richmond I and Richmond III, respectfully, representing approximately 2.34% and 1.07%, respectfully, of the fully diluted outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Richmond III are issuable upon conversion of shares of Series F preferred stock of the Company issuable upon currently exercisable warrants. The Reporting Persons have sole voting and dispositive power with respect to such shares.

(c) Mr. Kellner acquired 182,139 shares of Common Stock at a purchase price of $0.4771 per share on June 3, 2005 and 417,861 shares of Common Stock at a purchase price of $0.5859 per share on June 6, 2005. Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

Item 7.	Material to be filed as Exhibits.

Exhibit A	Agreement of Joint Filing, dated June 8, 2005, by and among Peter Kellner, Richmond I, LLC and Richmond III, LLC.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2005

/s/ Peter Kellner
PETER KELLNER
RICHMOND I, LLC

By: /s/ Peter Kellner Peter Kellner, Managing Director

RICHMOND IIII, LLC

By: /s/ Peter Kellner Peter Kellner, Managing Director

EXHIBIT A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13d or any amendments thereto, with respect to the common stock of Critical Path, Inc., and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 8th day of June 2005.

/s/ Peter Kellner
PETER KELLNER
RICHMOND I, LLC

By: /s/ Peter Kellner Peter Kellner, Managing Director

RICHMOND IIII, LLC

By: /s/ Peter Kellner Peter Kellner, Managing Director